Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 jorgeluis.perez@cemex.com	Investor Relations Lucy Rodriguez +1 (212) 317-6007 ir@cemex.com

CEMEX CLOSES DIVESTMENT OF CERTAIN ASSETS IN THE UK

MONTERREY, MEXICO. AUGUST 3, 2020 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has successfully closed the previously announced sale of certain assets in the United Kingdom to Breedon Group (“Breedon”), for a total consideration of approximately U.S.$230 million, which includes approximately U.S.$30 million of debt. The assets generated approximately U.S.$29 million of EBITDA in 2018.

CEMEX remains committed to the United Kingdom and maintains a significant footprint in key geographies. It retains the core of its integrated business, encompassing cement production, ready-mix concrete, aggregates, asphalt, and paving solutions, among others.

With the closing of this transaction, CEMEX has met its stated asset sales target of between U.S.$1.5 billion and U.S.$2.0 billion, under its “A Stronger CEMEX” plan that runs from June 2018 until the end of 2020. Proceeds from this divestment will be applied for debt reduction and for general corporate purposes.

CEMEX is a global building materials company that provides high-quality products and reliable services. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

For more information on CEMEX, please visit: www.cemex.com

For more information on Breedon, please visit: www.breedongroup.com

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX or the transaction herein described to be materially different from those expressed or implied in this release, including not satisfying all closing conditions required to close this divestment. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release. CEMEX is not responsible for the content of any third-party website or webpage referenced to or accessible through this press release.